Genco Reports Results for the Period ended June 30, 2007

August 30, 2007 – Vancouver, B.C., Canada – Genco Resources Ltd. [TSX Venture Exchange: GGC], announces the results for its second financial quarter ended June 30, 2007 and provides an update on mining activities during the same period. For the quarter, Genco had revenues from metal sales of $3,581,575, an operating profit of $1,514,761 and a net loss of $1,651,118.

The following table contains selected highlights from the Genco’s consolidated income statement and consolidated balance sheet for the six month periods ended June 30, 2007 and June 30, 2006.

	6 Months ended	6 Months ended
	June 30, 2007	June 30, 2006
	Cdn $	Cdn $
Total revenue	3,581,575	5,016,696
Operating profit	1,514,761	2,212,143
Net income (loss)	(1,674,454)	(195,474)
Net income (loss) per-share	(0.05)	(0.01)
Total assets	24,673,548	18,945,305

Reduced revenues and metal production were primarily the result of a test mining program undertaken at La Guitarra during the first four months of 2007. Approximately 16,000 tonnes of ore grade material were taken from surface and processed in La Guitarra’s flotation mill. By processing ore obtained from the Creston test mining/surface program the Company was able to determine silver and gold recoveries using its conventional flotation circuit and also obtain samples of surface oxide ores for further bottle roll and column tests. Over the test period recoveries improved from the low 70% range for silver and low 60% range for gold to over 80% recovery for both silver and gold. Bottle roll and column tests are ongoing to determine the metal recoveries using cyanide mill processing and heap leach processing.

The following table highlights the combined production of the La Guitarra and San Rafael Mines.

	6 Months Ended	6 Months Ended	12 Months Ended
	June 30, 2007	June 30, 2006	December, 2006
Tonnes milled	33,835	27,351	53,873
Silver equivalent ounces	283,649	445,144	777,710
Silver ounces	166,188	301,274	532,506
Gold ounces	2,372	2,720	4,705
Silver equivalent grade (gpt)	337	563	501
Average realized silver price US$	13.34	11.13	11.54
Average realized gold price US$	660.39	588.74	601.70
Gold$/silver$ equivalency factor	49.50	52.90	52.12

Mill throughput increased and the average silver grade and silver equivalent ounces produced fell during the period as a result of processing the lower grade ore from the Creston area. Genco expects total production for 2007 to be similar to total 2006 production. The long term value of the information gained from the test mining is expected to exceed the cost of any short term reduction in production.

The table below summarizes Genco’s mining costs in US dollars on a cost per silver equivalent ounce basis.

	6 Months ended	12 Months ended
	June 30, 2007	December 31, 2006
Cash operating cost (US$)	4.59	4.38
Total cash cost (US$)	5.09	4.77
Total production cost (US$)	6.59	5.40

It is noted that even though ores with lower average grades were processed during the period, and metal recoveries from ores taken from surface were lower during the period; production costs were comparable to costs incurred during 2006. Genco’s management feels that these results are encouraging in the analysis of potential expansion of mining to the Creston surface deposit and possible expansion of processing capacity.

During the six month period ended June 30, 2007 Genco continued its aggressive exploration and development program in the Temascaltepec Mining District and La Guitarra silver mine. Over 25,000 metres of exploration drilling and 2,100 metres of underground development were completed.

Information obtained from ongoing exploration and metallurgical test work will be used to develop a long term plan for La Guitarra and in a Feasibility Study currently being prepared by Kappes, Cassiday and Associates.

See attached balance sheet and income statement for more information. Full financial statements are available on SEDAR at http://www.sedar.com and on Genco’s website.

GENCO RESOURCES LTD.
Per:

“Wayne Moorhouse”

Wayne Moorhouse
Chief Financial Officer

For further information: 604-682-2205
E-mail: gencoinfo@telus.net
www. gencoresources.com

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

GENCO RESOURCES LTD.
Consolidated Balance Sheets
As at June 30, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	June 30	December 31
	2007	2006
	$	$
Assets
Current assets
Cash	708,155	2,184,209
Accounts receivable	2,189,935	1,738,315
Inventory	515,925	481,821
Prepaid expenses and deposits	454,316	399,128
	3,868,331	4,803,473

Mineral property interests	45,082	44,974
Property, plant, and equipment	20,760,135	17,596,628

	24,673,548	22,445,075

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,947,492	2,695,089
Current portion of long term debt	531,700	582,650
	3,479,192	3,277,739

Long term debt	1,875,608	1,992,789
Asset retirement obligation	139,523	171,057
Future income tax	865,332	841,996

	6,359,655	6,283,581

Shareholders’ equity
Share capital	24,441,795	21,357,790
Contributed surplus	2,679,833	1,936,985
Retained earnings	(8,807,735)	(7,133,281)
	18,313,893	16,161,494

	24,673,548	22,445,075

GENCO RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the six months ended June 30, 2007 and 2006
(Expressed in Canadian dollars)

	3 Months	3 Months	6 Months	6 Months
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
	$	$	$	$

Sales	2,034,549	2,691,220	3,581,575	5,016,696
Cost of sales	830,989	1,347,108	2,066,814	2,804,553
Gross profit	1,203,560	1,344,112	1,514,761	2,212,143

Operating expenses
Administrative expenses	1,250,664	516,730	1,887,432	911,139
Stock-based compensation	739,164	96,710	1,227,501	524,385
	1,989,828	613,440	3,114,933	1,435,524

Operating income (loss)	(786,268)	730,672	(1,600,172)	776,619

Other income (expense)
Accretion on long term debt	(29,700)	(31,636)	(60,982)	(62,925)
Interest and other income	3,427	18,188	10,036	36,327
	(26,273)	(13,448)	(50,946)	(26,598)

Net income (loss) before tax	(812,541)	717,224	(1,651,118)	750,021

Income tax expense
Future	23,336	574,489	23,336	945,495
	23,336	574,489	23,336	945,495

Net income (loss)	(835,877)	142,735	(1,674,454)	(195,474)
Retained earnings (deficit), beginning	(7,971,858)	(5,979,098)	(7,133,281)	(5,640,889)

Retained earnings (deficit), ending	(8,807,735)	(5,836,363)	(8,807,735)	(5,836,363)

Earnings (loss) per share
Basic	(0.02)	0.01	(0.05)	(0.01)
Fully diluted	(0.02)	-	(0.05)	(0.01)

Weighted average common shares
Basic	33,621,131	27,867,978	31,927,955	27,347,072
Fully diluted	34,973,667	31,491,784	33,602,352	30,970,877

GENCO RESOURCES LTD.
Consolidated Statements of Cash Flows
For the six months ended June 30, 2007 and 2006
(Expressed in Canadian dollars)

	3 Months	3 Months	6 Months	6 Months
	June 30	June 30	June 30	June 30
	2007	2006	2006	2006
	$	$	$	$
Cash provided (used) by operating activities
Net income (loss)	(835,877)	142,735	(1,674,454)	(195,474)
Adjustments
Accretion on long term debt	29,700	31,636	60,982	62,925
Amortization and accretion	243,500	178,570	496,614	321,630
Future income tax	23,336	574,489	23,336	945,495
Stock-based compensation	739,164	96,710	1,227,501	524,385
	199,823	1,024,140	133,979	1,658,961
Change in non-cash working capital	(178,680)	402,421	(281,090)	156,859
	21,143	1,426,561	(147,111)	1,815,820

Cash provided (used) by investing activities
Deferred exploration and development	(1,062,877)	(1,157,577)	(3,236,079)	(1,599,681)
Mine development changes in accounts payable	41,067	-	(7,419)	-
Mineral properties	(108)	-	(108)	(125)
Purchase of property, plant, and equipment	(164,419)	(109,760)	(455,576)	(152,209)
	(1,186,337)	(1,267,337)	(3,699,182)	(1,752,015)

Cash provided (used) by financing activities
Shares issued for cash (less costs)	775,622	1,041,439	2,599,352	2,340,679
	775,622	1,041,439	2,599,352	2,340,679

Increase (decrease) in cash during the period	(389,572)	1,200,663	(1,246,941)	2,404,484
Effect of changes in foreign exchange rates	(201,198)	(132,986)	(229,113)	(124,648)
Cash, beginning	1,298,925	1,936,916	2,184,209	724,757

Cash, ending	708,155	3,004,593	708,155	3,004,593

This news release contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.